SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)


                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(d)-2(a)

                               (Amendment No. 5)*


                           LEVCOR INTERNATIONAL, INC.
         --------------------------------------------------------------
                                (Name of Issuer)


                     Common Stock, $0.01 par value per share
         --------------------------------------------------------------
                         (Title of Class of Securities)


                                    698652302
         --------------------------------------------------------------
                                 (CUSIP Number)


                              Eric M. Lerner, Esq.
                          Katten Muchin Zavis Rosenman
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-7157
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                February 12, 2004
         --------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)
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          CUSIP No. 698652302                                                          Page 2 of 5
          --------------------------------------------------                           ------------------------

--------- -----------------------------------------------------------------------------------------------------
1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Robert A. Levinson

--------- -----------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) [ ]
                                                                                                   (b) [ ]
--------- -----------------------------------------------------------------------------------------------------
3         SEC Use Only

--------- -----------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
          OO
--------- -----------------------------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                        [ ]
          PURSUANT TO ITEMS 2(d) or (e)
--------- -----------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.A.
--------- -----------------------------------------------------------------------------------------------------
NUMBER OF                     7                SOLE VOTING POWER
SHARES                                         1,393,726
BENEFICIALLY                  ---------------- ----------------------------------------------------------------
OWNED BY EACH                 8                SHARED VOTING POWER
REPORTING                                      0
PERSON                        ---------------- ----------------------------------------------------------------
WITH                          9                SOLE DISPOSITIVE POWER
                                               1,393,726
                              ---------------- ----------------------------------------------------------------
                              10               SHARED DISPOSITIVE POWER
                                               0
----------------------------- ---------------- ----------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          1,393,726
--------- -----------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES.                                                                             [ ]
--------- -----------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          26.8%
--------- -----------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN
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          CUSIP No. 698652302                                                          Page 3 of 5
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1         NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          Swenvest Corporation
          13-303-0438
--------- -----------------------------------------------------------------------------------------------------
2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                                         (a) [ ]
                                                                                                   (b) [ ]
--------- -----------------------------------------------------------------------------------------------------
3         SEC Use Only

--------- -----------------------------------------------------------------------------------------------------
4         SOURCE OF FUNDS (SEE INSTRUCTIONS)
          OO
--------- -----------------------------------------------------------------------------------------------------
5         CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED                                         [ ]
          PURSUANT TO ITEMS 2(d) or (e)
--------- -----------------------------------------------------------------------------------------------------
6         CITIZENSHIP OR PLACE OF ORGANIZATION
          New York
----------------------------- ---------------- ----------------------------------------------------------------
NUMBER OF                     7                SOLE VOTING POWER
SHARES                                         419,999
BENEFICIALLY                  ---------------- ----------------------------------------------------------------
OWNED BY EACH                 8                SHARED VOTING POWER
REPORTING                                      0
PERSON                        ---------------- ----------------------------------------------------------------
WITH                          9                SOLE DISPOSITIVE POWER
                                               419,999
                              ---------------- ----------------------------------------------------------------
                              10               SHARED DISPOSITIVE POWER
                                               0
--------- -----------------------------------------------------------------------------------------------------
11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          419,999
--------- -----------------------------------------------------------------------------------------------------
12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                                       [ ]
          CERTAIN SHARES.
--------- -----------------------------------------------------------------------------------------------------
13        PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          8.1%
--------- -----------------------------------------------------------------------------------------------------
14        TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          CO
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

        This Amendment No. 5 ("Amendment No. 5") is being filed by Robert A. Levinson and Swenvest Corporation, a New York corporation, with respect to the common stock, par value $0.01 per share, of Levcor International, Inc., a Delaware corporation, and amends the Schedule 13D filed on November 6, 1990 by Mr. Levinson, as amended by Amendment Nos. 1, 2, 3 and 4 filed by Mr. Levinson on September 30, 1991, September 30, 1992, August 5, 1999 and February 19, 2003, respectively. Capitalized terms used and not otherwise defined herein shall have the respective meetings set forth in Amendment No. 4.

Item 3. Source and Amount of Funds or Other Consideration

        Item 3 is hereby amended to add the following:

        On February 12, 2004, Mr. Levinson exercised options to purchase 170,000 shares of Company Common Stock (150,000 options at an exercise price of $0.8125 per share and 20,000 options at an exercise price of $1.15 per share). Mr. Levinson paid the exercise price by surrendering to the Company for cancellation an aggregate of 45,274 shares resulting in a net increase in his stockholdings (after the surrender of such 45,274 shares) of 124,726 shares of Company Common Stock.

Item 5. Interest in Securities of the Issuer

        Item 5 is hereby amended and restated as follows:

        (a) As of the date hereof and based upon a total of 5,157,289 shares of Company Common Stock outstanding as reported on the Company's most recently filed Form 10-KSB for the fiscal year ended December 31, 2003 (as amended by Form 10-KSB/A filed April 29, 2004): (i) Mr. Levinson beneficially owns 1,393,726 shares of Company Common Stock, representing approximately 26.8% of the outstanding Company Common Stock, comprised of 923,527 shares of Company Common Stock held of record by Mr. Levinson; 419,999 shares of Company Common Stock held by Swenvest, as to which Mr. Levinson has sole voting and investment power; 15,000 shares of Company Common Stock held by three trusts for the benefit of Mr. Levinson's children, as to all of which trusts Mr. Levinson serves as co-trustee; and 35,200 shares of Company Common Stock which Mr. Levinson could acquire within 60 days upon the exercise of stock options, and
(ii) Swenvest beneficially owns 419,999 shares of Company Common Stock, representing approximately 8.1% of the outstanding Company Common Stock.

        (b)  (i)  Mr. Levinson

                  Number of shares of Company Common Stock as to which there is sole power to vote or direct the vote: 1,393,726

                  Number of shares of Company Common Stock as to which there is shared power to vote or direct the vote: -0-

                  Number of shares of Company Common Stock as to which there is sole power to dispose or to the direct the disposition:
                  1,393,726

                  Number of shares of Company Common Stock as to which there is shared power to dispose or to the direct the disposition: -0-

            (ii)  Swenvest:

                  Number of shares of Company Common Stock as to which there is sole power to vote or direct the vote: 419,999

                  Number of shares of Company Common Stock as to which there is shared power to vote or direct the vote: -0-

                  Number of shares of Company Common Stock as to which there is sole power to dispose or to the direct the disposition:
                  419,999

                  Number of shares of Company Common Stock as to which there is shared power to dispose or to the direct the disposition: -0-

        (c) See Item 3 above.

        (d) Not applicable.

        (e) Not applicable.

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.



Date:  May 7, 2004                    /s/ ROBERT A. LEVINSON
                                      ------------------------------------------
                                          Robert A. Levinson



                                      SWENVEST CORPORATION



                                      By: /s/ ROBERT A. LEVINSON
                                          --------------------------------------
                                              Robert A. Levinson
                                              President